Scott A. Samuels | 617 348 1798 | sasamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
December 27, 2005
Via Edgar and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	Altus Pharmaceuticals Inc.
Registration Statement on Form S-1
Registration No. 333-129037
Ladies and Gentlemen:
          On behalf of Altus Pharmaceuticals Inc. (“Altus” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on October 17, 2005 and amended on November 2, 2005 and on November 30, 2005.
          Amendment No. 3 is being filed in response to comments contained in the letter dated December 19, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to Sheldon Berkle, the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.
          We are delivering one courtesy copy of Amendment No. 3, marked to show the changes effected to the Registration Statement, as initially filed, and one courtesy copy of this letter, to each of Gregory Belliston, James Peklenk, James Atkinson and Mr. Riedler of the Commission.
          As a preliminary matter, we advise the Staff that Amendment No. 3, in addition to setting forth changes responsive to the Staff’s comments, also revises and updates the Registration Statement, as more particularly set forth therein.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | Reston | New York | Stamford | Los Angeles | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

FORM S-1
Prospectus Summary, page 1
     Comment:
1.	Please balance any advantages of ALTU-135 with any known disadvantages.
     Response:
          As discussed with Mr. Belliston of the Staff on Tuesday, December 20, 2005, we have revised the summary to include a statement that the potential advantages of ALTU-135 may not be achieved. In addition, we supplementally advise the Staff that the Company is not presently aware of any disadvantages of ALTU-135 compared to existing pancreatic enzyme replacement therapies, but that further tests regarding the safety and efficacy of ALTU-135 will be conducted as part of the Company’s upcoming Phase III clinical trial and long-term safety study.
     Comment:
2.	Please revise to eliminate the references to p-values. This level of detail is more appropriate for the Business section where the significance and meaning of p-values can be explained.
     Response:
          We have revised the summary to delete the references to p-values in response to this comment.
If we fail to obtain the additional capital necessary to fund . . . page 7
3.	We note your revisions pursuant to comment 8, and we reissue the comment in part. Please disclose in the risk factor which clinical trials or preclinical trials you expect to perform prior to the end of the first half of 2007.
     Response:
          We have revised this risk factor to include the requested disclosure in response to this comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

Our product candidates will remain subject . . . page 15
4.	We note your response to comment 13. Please explain in the risk factor what an untitled letter is.
     Response:
          Because the risk of administrative and judicial sanctions set forth in the prospectus is not meant to be exhaustive, and because the term “untitled letter” is not meaningful to investors, we have concluded that the reference to an “untitled letter” is not necessary and have deleted the reference to this term in the prospectus.
We currently rely on a single manufacturer . . . page 17
5.	We note your response to comment 21 and reissue the comment. Since ALTU-238 is one of your lead product candidates, the identity of your sole supplier appears to be material information. Please identify the supplier in your filing. Please explain the meaning of the statement “we have an agreement with a single supplier to purchase the hGH for our clinical trials on a purchase order basis.” Normally, when supplies are purchased on a purchase order basis there is no agreement. Please explain the terms of this agreement and whether it is a written or oral agreement. We may have further comments.
     Response:
          We have revised the disclosure to name the Company’s supplier and have filed the agreement with this supplier, together with a supplemental request for confidential treatment.
Our Strategy, page 52
6.	We note that in response to comment 35, you added language on page 64 stating that the FDA may not agree with your plan to combine the phase II and phase III trials for ALTU-238 in children. Please also include this disclosure in the “Our Strategy” discussion on page 52 and in the table on page 53.
     Response:
          We have revised the prospectus to include the requested disclosure in the referenced sections.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

Our Product Candidates, page 53
7.	We note the text you added below the table in response to comment 36. Please revise the table to indicate the development status of the products in the European Union.
     Response:
          We have revised the disclosure underneath the table to include the requested disclosure. We respectfully request to leave the table unchanged to make it easier to understand for investors.
Disease Background and Market Opportunity, page 54
8.	We note your response to comment 31 and reissue the comment in part. Please disclose in your filing your sources for your estimate on page 54 that chronic pancreatitis results in more than 500,000 physician visits per year in the United States.
     Response:
          We have revised the prospectus to include the requested source for this estimate.
ALTU-135 Development Activities and Strategy, page 56
9.	Please revise to explain the meaning and significance of “p-value,” “n,” and “r.”
     Response:
          The Company has explained the meaning and significance of “p-value” and “r” the first time these terms are used on pages 50 and 59 of the prospectus, respectively. In addition, we have revised the prospectus on page 60 to explain the meaning of the term “n”.
Dr. Falk Pharma GmbH, page 67
10.	We note that in response to comment 39, you state you have requested confidential treatment for the amount Dr. Falk has agreed to pay in connection with an international phase III trial for ALTU-135. However, each party’s respective obligations under the agreement constitute material information and are not appropriate for confidential treatment. The fact that the amounts that Dr. Falk is obligated to pay are taken into account in the company’s cash projections is not sufficient to justify omitting this information. Therefore, our comment is reissued.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

     Response:
          We note in response to this comment that we have, following a discussion with Mr. Belliston of the Staff, filed all of the exhibits and schedules to the Dr. Falk agreement with Amendment No. 3, including Exhibit C, in which the respective obligations of the parties concerning the development costs that are the subject of this comment are set forth. We believe that the information set forth in this exhibit, together with the clarifications that we have added to the prospectus on page 68, provides investors with the detail that is relevant to an understanding of the fact that Dr. Falk and the Company have a shared obligation to fund the clinical development of ALTU-135 in the licensed territory. We continue to believe that the specific percentage breakdown of those costs, as set forth in Exhibit C, is not material to investors and should be entitled to confidential treatment for the following reasons:
•	The specific percentages were heavily negotiated between Dr. Falk and the Company, and represent confidential financial terms that would severely disadvantage both Dr. Falk and the Company in future discussions with respect to agreements of this kind;

•	Revealing the specific percentages for which each party is responsible would not provide meaningful information to investors, as we believe the key fact is that the obligation is shared between the parties, and not wholly assumed by either Dr. Falk or the Company; and

•	The specific percentages only serve to reveal confidential commercial terms, which would compromise the parties’ legitimate business interests.
Accordingly, we respectfully request that the Company not be required to disclose the specific percentage breakdown of the costs.
Financial Statements, page F-1
2. Summary of Significant Accounting Policies, page F-8.
Intangible Assets, page F-9
11.	Refer to your response to comment 46. Please tell us how you considered SFAS 68, paragraph 13 in accounting for this cost as an intangible asset. Paragraph 13, as well as the Staff Speech to the AICPA National Conference you site, indicates that the fair value of the warrant should be reflected as an increase in Additional Paid In Capital and a reduction in the cash proceeds, or Deferred Revenue in this case, at the date of the arrangement. Further it is still unclear to us what this “Intangible Asset” represents. Explain to us what the actual asset received is and how it would meet the criteria for recognition as an asset.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

     Response:
          The Company believes that it has complied with the provisions of FAS 68, paragraph 13. Specifically, this states “If warrants or similar instruments are issued in connection with the arrangement, the enterprise shall report a portion of the proceeds to be provided by the other parties as paid-in capital. The amount so reported shall be the fair value of the instruments at the date of the arrangement.”
           Warrants issued in connection with the CFFTI arrangement were valued as of the date of the arrangement. The Company recorded the resulting fair value as a credit to additional paid-in capital.
          The Company recognized that the award of the warrant decreased the true value of the research and development revenue inflow and, had funding actually been provided on that date, would have recorded the offsetting debit to the above entry to deferred revenue. However, such funding did not immediately occur, so the Company elected to record a cost deferral in intangible assets. This cost deferral was to be amortized (and in fact is being amortized), as a reduction to revenue over the life of the contract (just as it would have if it had been included as a direct offset to deferred revenue if the deferred revenue had existed on the day the warrants were issued).
          The Company accordingly believed and continues to believe that the asset classification is appropriate. The Company acknowledges that labeling the amount as an intangible asset may be unclear and therefore has revised its balance sheets and also revised its policy footnote to eliminate “intangible assets” and replace it with “other assets.” Further, the Company revised the wording of footnote number 2 to read as follows:
           “Other assets is primarily composed of the deferral of costs related to the fair value of a warrant issuance in 2001. The warrant was issued in order to induce CFFTI to provide the Company with future research and development funding (revenue). This cost deferral is being amortized against research and development revenue over the period of the funding.”
          Management has taken this position based on the substance of the transaction, as discussed above, and the comments made in a speech by Donna Coallier at the 1996 Annual National Conference on Current SEC Developments. In this speech, there was an acknowledgement that there are limited cases in GAAP when costs directly associated with multi-period, contractual, revenue producing activities may be deferred and recognized concurrent with the related revenue. The limited case scenario was described, and all of the criteria noted therein have been met by the Company.
Revenue Recognition, page F-10
12.	Refer to your response to comment 47. Please revise your discussion of this revenue recognition methodology to explain why the use of direct costs in lieu of an output measure is appropriate. Specifically address how the costs incurred match up to the performance completed to date at any point in time.
     Response:
     The Company believes that for its collaboration arrangements, the use of an input measure, specifically direct costs, is a more faithful representation of proportional performance than an output based measure, such as milestones. The Company believes that the direct cost method mirrors the level of effort put forth by the Company in its “best efforts” research and development collaborations. The Company considered using an output based measure but found that such approach would accelerate the recognition of revenue, resulting in revenue that would be disproportionate to the progress made in the earlier stages of the ALTU-135 development program (during which the product candidate is most likely to suffer a technical failure) and to the level of effort over the life of the arrangement.
     In considering the use of output measures, the Company believes that from a drug development perspective the important measure of output is ultimately the approval of a product, but prior to approval the only possible output measure would be interim milestones. The Company acknowledges that its research contracts do typically include stated milestones that trigger installment payments. However, the Company evaluated these milestones and concluded that they were not reliable measures of value or proportional performance of the contract as a whole. This conclusion is supported by each of the following factors:
•	The Company and its collaborators share many common goals, most notably to complete development of a drug (ALTU-135) to treat malabsorption due to exocrine pancreatic insufficiency (a condition common in cystic fibrosis patients), secure the desired regulatory approvals, and release ALTU-135 in key markets worldwide. Inability to achieve commercial release of ALTU-135 would effectively render the entire development effort a failure. Due to the potential for any series of activities at any point in the development effort to render the entire undertaking a failure, it is not theoretically sound to assign more or less value to individual milestones, especially in the early stages of drug development, which are exceedingly risky.
•	The research and development contracts only cover a portion of the development costs related to achieving each milestone. Not only do the milestones and payments associated with them vary between contracts, but a substantial portion of the cost of achieving each milestone is funded internally, and supported by the Company’s equity fundraising efforts.
•	The cash payments associated with the milestones are not representative of the proportionate performance to completion. The milestones and payments were determined through negotiation, based on factors such as the cash flow needs of the Company and the desire of the collaborators to see evidence of progress before funding additional amounts. Under the CFFTI agreement, for example, which is filed as Exhibit 10.15 to the Registration Statement, the initial payment was made shortly after signing, despite minimal incremental work being performed, and the final milestone payment is unrelated to the start or completion of the Phase III clinical trials and approval by the FDA, although both are key events under the arrangement. Because the milestones payments occur sooner (often significantly sooner) in the process than work is performed and costs are incurred, the recognition of revenue based on the milestone method would cause the Company to significantly accelerate the recognition of revenue. The Company believes such acceleration would be inappropriate, as the milestones are not representative of the underlying project costs or proportionate to the performance required for completion of the research and development program.
     In addition, under its current proportional performance method of revenue recognition, the Company limits the amount of revenue recognized to the lesser of (a) the amount cumulatively collected under the output milestones specified in the contract (i.e., cash) and (b) the measure of proportional performance using direct costs. In other words, the Company’s revenue recognition policy ensures that revenue using input measures will not be recorded sooner than using the output measures, or milestones.
     As a result, the Company believes that using direct costs as the basis for revenue recognition is not merely a “reasonable surrogate” for the milestone method, but rather is a superior method as it is the most faithful representation of the proportional revenue recognition concept being utilized by the Company.
     The Company acknowledges that the Staff has expressed a preference for use of an output measure when recognizing revenue under proportional performance, since output measures would normally follow most closely with the revenue recognition principles of SAB 101. However, accounting literature also notes that output measures may be somewhat unreliable because of the difficulties associated with establishing such measures. As a result, there is precedence for the use of input measures in situations, such as this, where the facts and circumstances indicate it is appropriate.
     Please refer to “Speech by SEC Staff: Remarks at the 2003 Thirty-First AICPA National Conference on Current SEC Developments” on December 11, 2003. From that speech we cite the following:
In general, the Staff has not objected to a revenue recognition model for service contracts that recognizes revenue as the service is performed using a proportional performance model as contemplated under SAB 101. While this type of model would generally be an output-based approach, the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures.
     In that same speech, the Staff provides an example (a service contract in which there were no meaningful milestones) in which use of input measures were appropriate and concludes as follows:
The registrant believed, and the staff concurred, that using a revenue recognition model based on hours worked, an input measure, was consistent with the proportional revenue recognition concepts in SAB 101.
     The Company continues to believe that its own direct cost based model is consistent with the proportional revenue recognition concepts in SAB 101 for the reasons discussed above.
9. Commitments and Contingencies, page F-16
Commitment to CFFTI, page F-16
13.	Refer to your response to comment 48. Please tell us how you considered SFAS 68, paragraph 23 and EITF 88-18 in your accounting for this transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

     Response:
          The following discussion supplements our response to Comment 48 of the Staff’s letter dated November 15, 2005, in which the Company did not specifically address SFAS 68, paragraph 23 or EITF 88-18. The Company addresses both of these below.
SFAS 68, Paragraph 23
          The Company believes that the core premise of SFAS 68 is that a funded R&D arrangement containing future repayment provisions may be treated as (i) a liability (in situations where repayment is required or probable, regardless of the outcome of the research and development) or (ii) an obligation to perform contractual services (in situations where the financial risks have been transferred and any repayment depends solely on the results of the research and development).
          The issue raised by paragraph 23 (which appears in Appendix A, Background Information, not the body of the standard) is whether particular facts and circumstances of the arrangement with CFFTI would compel the Company to treat such arrangement as a liability for accounting purposes, even though the legal form of the arrangement, as discussed in our initial response to #48, would suggest the arrangement should be treated merely as an obligation to perform contractual services. This issue is encapsulated in the last line of paragraph 23: “The financial reporting of an enterprise that is a party to a research and development arrangement should represent faithfully what it purports to represent and should not subordinate substance to form.”
          Underlying paragraph 23 and the issue summarized above is the assumption that some form of “future payments by the enterprise to the other parties” existed at the outset of arrangement and that such payments may, in substance, represent a liability that serves in effect to repay the amounts previously granted. This assumption, however, does not fit the fact pattern of the CFFTI arrangement. As of the date of the arrangement, no firm payment commitments existed in either form or substance, and even contingent payments were completely and solely dependent on successful completion of R&D activities. We further cite paragraph 29 of SFAS 68 (which appears in Appendix A, Basis for Conclusions, not the body of the standard):
Paragraph 29 — Some respondents believed that the Board should have based its conclusions on the definition of a loss contingency in Statement 5 rather than on the definition of a liability in Concepts Statement 3. The Board concluded that Statement 5 does not address the primary issue involved in determining whether an enterprise involved in a research and development arrangement has a liability. Statement 5 deals with contingencies; that is, an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss that will ultimately be resolved when one or more future events occur or fail to occur. This Statement [SFAS 68] deals with a transaction in which the issue is whether at the time an enterprise enters into a research and development arrangement (a) it is committed to repay any of the funds provided by the other parties regardless of the outcome of the research and development, (b) existing conditions indicate that it is likely that the enterprise will repay the other parties regardless of the outcome, or (c) the enterprise is obligated only to perform research and development work for others.
          At the time of the arrangement, no form of payment by the Company to CFFTI was required, nor did existing conditions indicate that it was likely that the enterprise would be required to repay CFFTI in the future. The Company’s only obligation was (and continues to be) to perform its cystic fibrosis research, as intended, with the assistance of internal funding and funding provided by others, such as CFFTI. Since no such obligations or commitments exist, the Company firmly believes that the arrangement falls into category (c) above (i.e., an obligation to perform contractual services) and that there is not, in substance or form, any liability to record.
          To further this assertion, Section 10.3(b) of the Company’s agreement with CFFTI, which is filed as Exhibit 10.15 to the Registration Statement, indicates that the “agreement shall automatically terminate and have no further force and effect upon the occurrence of a Technical Failure [as defined therein].” A technical failure reduces the obligations of both parties to their most basic elements. Under the CFFTI agreement, the Company is relieved of its obligation to perform research and development, and CFFTI is relieved of its obligation to provide future grant funding. What is most noteworthy is that at no point following a technical failure would the Company make any payments to CFFTI. Payments would only be made in situations where the product launch is successful, and those payments would be characterized as technology purchases. The prices paid under this scenario would bear little relationship to the funds previously expended.
EITF 88-18
          The Company did not address EITF 88-18 in its initial response because of its belief that EITF 88-18 did not apply in this instance. First, SFAS 68 sits higher in the GAAP hierarchy than EITF 88-18, and SFAS 68 specifically addresses the facts and circumstances of the arrangement with CFFTI. Second, EITF 88-18 references 9 separate FASB statements but does not make reference to SFAS 68. Third, EITF 88-18 deals with the sale of future revenues from an existing revenue stream or product line, not a hypothetical stream of payments that may never materialize in any form, which is the case here. We surmise that this focus explains why no mention of SFAS 68 is made in EITF 88-18. The Company continues to believe that EITF 88-18 is not relevant to the facts and circumstances being considered herein.
          Regardless of its applicability, the Company considered the first issue of EITF 88-18 and evaluated the six criteria presented therein. The Company concluded that none of the six criteria were met, and as such, the grant proceeds received from CFFTI would not qualify for treatment as a liability under EITF 88-18.
14. Stock Options, page F-22
14.	Refer to your response to comment 49. We note the additional qualitative and quantitative information provided in your response letter and the attached documents. However, because the amended filing did not include an estimated offering price, we are deferring final evaluation of common stock related compensation until an offering price range is specified.
     Response:
          The Company acknowledges this comment and intends to include pricing-related information in a subsequent amendment prior to circulating the preliminary prospectus. However, we supplementally advise the Staff that, based on discussions with the underwriters, the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

Company presently expects that the current valuation of the Company, prior to the offering, will be in the range of $250 million to $300 million. Based on this pre-offering valuation, and prior to any reverse stock split, we would expect a price range of approximately $6.00 to $7.00 per share. Please note that this price range differs from the range we supplementally provided in our previous response letter.
Item 16. Exhibits and Financial Statement Schedules, page II-4
15.	It appears from amendment 1 to your Form S-1, in which exhibits 10.13-10.16 were filed, that these exhibits were filed under the following exhibit numbers:
•	10.13: Cooperative Development Agreement

•	10.14: Strategic Alliance Agreement

•	10.15: Development, Commercialization and Marketing Agreement

•	10.16: Technology License Agreement
Since these exhibit numbers differ from your exhibit index, please re-file the exhibits under the numbers listed in the exhibit index.
     Response:
          We have refiled these Exhibits as requested, together with the schedules thereto. We are also submitting a supplemental confidential treatment request relating to information contained in the schedules.
* * *
          As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing Amendment No. 3 and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act of 1933 regarding requesting acceleration of the effectiveness of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 27, 2005

     We hope that the above responses and the related revisions to Amendment No. 3 will be acceptable to the Staff. Please do not hesitate to call Jonathan Kravetz or me at (617) 542-6000 with any questions regarding Amendment No. 3 or this letter. We thank you for your time and attention.

Very truly yours,
/s/ Scott A. Samuels
Scott A. Samuels

SAS:ema
Enclosure

cc:	Securities and Exchange Commission Gregory S. Belliston, Esq. Mr. James Peklenk Mr. James Atkinson Jeffrey P. Riedler, Esq.

Altus Pharmaceuticals Inc. Mr. Sheldon Berkle Mr. Jonathan I. Lieber Richard D. Forrest, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq. Megan N. Gates, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP David E. Redlick, Esq. Peter N. Handrinos, Esq.

Deloitte & Touche LLP Mr. David A. Lemoine Mr. Douglas Hardesty
TRA 2104550v.2